2004 - 7

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period commencing September 18, 2004 through October 12, 2004

KONINKLIJKE PHILIPS ELECTRONICS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips Electronics

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

A. Westerlaken
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises (i) a copy of the Quarterly Report of the Philips Group for the three months ended September 30, 2004, dated October 12, 2004 as well as (ii) a separate document entitled “Additional Information” containing reconciliations of certain non-GAAP figures used in the Quarterly Report of the Philips Group which is posted on the Philips website with the third quarter presentation and the Quarterly Report of the Philips Group, and (iii) copies of the press releases entitled:

—	“Changes in Philips’ Group Management Committee”, dated September 22, 2004;

—	“Philips Updates Market on Semiconductors Business”, dated September 24, 2004;

—	“Philips and Proctor & Gamble announce alliance introducing the Intelliclean system from Philips’ Sonicare® and Crest®”, dated October 01, 2004;

—	“Philips to sell Polish television assembly factory to Jabil Circuit”, dated October 7, 2004.

—	“Philips reports net profit of EUR 1,172 million including net gains on IPOs of EUR 743 million”, dated October 12, 2004.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 12th day of October 2004.

KONINKLIJKE PHILIPS ELECTRONICS N.V.

/s/ G.J. Kleisterlee
(President,
Chairman of the Board of Management)

/s/ J.H.M. Hommen
(Vice-Chairman of the Board of Management
and Chief Financial Officer)

Report on the performance of the Philips Group dated October 2, 2004
Philips Group
Medical Systems
Domestic Appliances and Personal Care (DAP)
Consumer Electronics (CE)
Lighting
Semiconductors
Miscellaneous
Unallocated
LG.Philips Displays
Highlights in the 1st nine months
Other information
Outlook
Additional Information dated October 12, 2004
Press release dated September 22, 2004
Press release dated September 24, 2004
Press release dated October 1, 2004
Press release dated October 7, 2004

Report on the performance of the Philips Group

‘Safe Harbor’ Statement under the Private Securities Litigation Reform Act of 1995

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items (including, but not limited to, cost savings) in particular the outlook paragraph in this report. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, changes in law, the performance of the financial markets, pension costs, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in exchange and interest rates (in particular, changes in the euro and the US dollar can materially affect results), changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technological changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates. Rankings are based on sales unless otherwise stated.

Use of Non-GAAP Information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent GAAP measure and should be used in conjunction with the most directly comparable US GAAP measure(s). Unless otherwise indicated in this document, a discussion of the non-GAAP measures included in this document is contained in the Annual Report 2003, “Financial Statements and Analysis” and a reconciliation of such measures to the most directly comparable US GAAP measure(s) is contained in a separate document entitled “Additional Information” which is posted on the Philips website with the third quarter presentation.

–	all amounts in millions of euros unless otherwise stated

–	the data included in this report are unaudited

–	financial reporting according to US GAAP

Philips reports net profit of EUR 1,172 million including net gains on IPOs of EUR 743 million

The third quarter 2004
Philips recorded net income of EUR 1,172 million (EUR 0.92 per share), compared with net income of EUR 124 million (EUR 0.10 per share) in the same period last year.

Sales amounted to EUR 7,229 million, an increase of 3% over the same period last year. The weaker US dollar and dollar-related currencies had a downward effect of 5%. Comparable sales increased by 8%.

Income from operations was a profit of EUR 1,019 million, including a non-taxable gain of EUR 635 million related to the initial public offering of NAVTEQ. In Q3 2003, income from operations was a loss of EUR 126 million. This included EUR 208 million for restructuring and impairment charges.

Unconsolidated companies contributed EUR 337 million to net income, including a gain of EUR 108 million related to the initial public offering of LG.Philips LCD. In Q3 2003, results from unconsolidated companies amounted to EUR 239 million, which included a net dilution gain of EUR 53 million.

Cash flow from operating activities was EUR 292 million. In Q3 2003, cash flow from operating activities totaled EUR 376 million. Inventories as a percentage of sales amounted to 13.4%, the same level as in Q3 2003.

Gerard Kleisterlee,
Philips’ President and CEO:

“Q3 was another solid quarter for Philips, with results improving across a broad front. In fact, we would be pleased if it were not for Consumer Electronics, where product margins, especially in Flat TV and DVD+RW, came under heavy pressure in a highly competitive consumer market. These tough market conditions make the quick recovery of margins in Domestic Appliances and Personal Care look even more impressive. Medical Systems, Lighting and Semiconductors all performed well based on product innovation and operating efficiency. The launch of our new brand promise and the creation of a new business unit for Consumer Health and Wellness underline our commitment to drive growth and profitability through our transformation into a Healthcare, Lifestyle and Technology company.”

Philips Group

Net income

in millions of euros unless otherwise stated

	Q3	Q3
	2003	2004
Sales	6,989	7,229
Income from operations	(126)	1,019
as a % of sales	(1.8)	14.1
Financial income and expenses	(24)	(70)
Income taxes	54	(97)
Results unconsolidated companies	239	337
Minority interests	(3)	(17)
Cumulative effect of change in accounting principle	(16)	0

Net income	124	1,172
Per common share – basic	0.10	0.92

Sales by sector

in millions of euros unless otherwise stated

			% change
	Q3	Q3		compa-
	2003	2004	nominal	rable
Medical Systems	1,413	1,408	0	5
DAP	466	450	(3)	0
CE	2,208	2,280	3	7
Lighting	1,088	1,105	2	7
Semiconductors	1,252	1,388	11	14
Miscellaneous	562	598	6	17

Philips Group	6,989	7,229	3	8

Sales per region

in millions of euros unless otherwise stated

			% change
	Q3	Q3		compa-
	2003	2004	nominal	rable
Europe/Africa	2,880	2,980	4	4
North America	1,987	1,879	(5)	3
Latin America	312	392	26	38
Asia Pacific	1,810	1,978	9	15

Philips Group	6,989	7,229	3	8

Highlights in the quarter

Net income

•	Net income totaled EUR 1,172 million, compared with net income of EUR 124 million in the same quarter of 2003. The increase reflected gains on the IPOs of NAVTEQ and LG.Philips LCD as well as improved income from operations.

•	Income from operations was a profit of EUR 1,019 million, compared with a loss of EUR 126 million in Q3 2003, an increase of EUR 1,145 million. A gain of EUR 635 million was recognized following the NAVTEQ IPO. Insurance settlements of EUR 61 million were recorded in respect of property and business interruption damage at Semiconductors. Restructuring charges totaled EUR 58 million, compared with EUR 208 million last year. Pension costs were EUR 41 million, compared with EUR 110 million in Q3 2003.

•	Results from unconsolidated companies were boosted by the gain of EUR 108 million related to the IPO of LG.Philips LCD.

Sales by sector

•	Nominal sales for the Group were 3% higher than last year. Adjusted for the 5% downward effect of the weaker US dollar and dollar-related currencies, sales rose 8%.

•	The 5% increase in comparable sales at Medical Systems was driven by double-digit growth of Computed Tomography, Magnetic Resonance and X-Ray. At Domestic Appliances and Personal Care (DAP), increased sales at Food & Beverage were offset by lower sales at Oral Healthcare and Home Environment Care. The 7% sales growth at Consumer Electronics (CE) was driven by Connected Displays, Mobile Infotainment and Licenses. At Lighting, sales growth was visible in almost all businesses and was driven by innovation. Semiconductors showed comparable growth of 14%, the main driver being Mobile Communications.

Sales per region

•	In Europe/Africa, all sectors except Consumer Electronics posted growth, with Semiconductors leading with a 14% comparable increase. Eastern Europe posted comparable growth of 27%.

•	In North America, the weaker dollar had an 8% negative effect on sales. The 3% comparable growth was mainly driven by Semiconductors and Lighting.

•	In Latin America, all sectors — especially Consumer Electronics — contributed to the 38% comparable sales growth.

•	In Asia Pacific, all sectors showed comparable growth.

Income (loss) from operations by sector

in millions of euros unless otherwise stated

	Q3	Q3
	2003	2004
Medical Systems	138	164
DAP	82	82
CE	(32)	(15)
Lighting	124	142
Semiconductors	(191)	186
Miscellaneous	(107)	573
Unallocated	(140)	(113)

Income (loss) from operations	(126)	1,019
as a % of sales	(1.8)	14.1

Financial income and expenses

in millions of euros

	Q3	Q3
	2003	2004
Interest expenses (net)	(90)	(66)
Income (loss) from non-current financial assets	65	(1)
Other	1	(3)

Total	(24)	(70)

Results unconsolidated companies

in millions of euros

		Q3	Q3
		2003	2004
LG.Philips LCD:	operational	131	95
	IPO	0	108
LG.Philips Displays		(16)	20
Dilution gains (losses)		53	(10)
Others		71	124

Total		239	337

Income from operations by sector

•	Medical Systems’ income from operations increased by EUR 26 million, due to higher sales volumes and improved margins.

•	Income from operations at DAP equaled the level achieved in 2003 despite lower nominal sales.

•	Income from operations at CE improved by EUR 17 million compared to Q3 2003 due to higher license income and cost savings, largely offset by a faster-than-expected decline in gross margins.

•	Lighting’s strong improvement reflects growth through innovation and solid cost control.

•	The substantial improvement in income from operations at Semiconductors was attributable to the continued strong performance of Standard Products and Mobile Communications, as well as the benefits of earlier restructurings and an insurance settlement.

•	In Miscellaneous, income from operations was boosted by the successful IPO of NAVTEQ, which yielded a non-taxable gain of EUR 635 million.

Financial income and expenses

•	Net interest expense decreased by EUR 24 million, benefiting from the lower level of debt.

Results relating to unconsolidated companies

•	A EUR 108 million net gain related to the IPO of LG.Philips LCD was recognized in this quarter.

•	LG.Philips Displays posted a sequential income improvement, partly due to a gain on the sale of land and buildings.

Cash balance

in millions of euros

	Q3	Q3
	2003	2004
Beginning balance	1,493	2,434
Net cash from operating activities	376	292
Gross capital expenditures	(264)	(263)
Acquisitions/divestments	(76)	367
Other cash from investing activities	174	60
Dividend paid	—	—
Changes in debt/other	(820)	(1,280)

Ending balance	883	1,610

Cash balance

•	The NAVTEQ IPO resulted in a cash inflow of EUR 672 million.

•	Cash flow used for acquisitions included an equity contribution to LG.Philips Displays (EUR 202 million) and investments in the Philips-Neusoft Medical Systems joint venture and Gemini (CE investment in the USA).

•	During Q3 a repayment of EUR 1 billion was made on a maturing bond. In addition, as part of the effort to manage excess liquidity, EUR 300 million was used for the repurchase of notes maturing August 30, 2005.

Cash flows from operating activities

•	The decrease in cash flow from operating activities compared with Q3 2003 was due to increased investment in working capital, partly offset by higher income.

Gross capital expenditures

•	Gross capital expenditures of EUR 263 million were in line with last year, with increases at Semiconductors and Lighting being offset by declines in other product divisions.

•	Gross capital expenditure totaled EUR 117 million at Semiconductors and EUR 54 million at Lighting.

•	Compared to Q2, gross capital expenditures were EUR 87 million lower, mainly due to a decrease at SSMC.

Inventories

•	Inventories as a percentage of sales amounted to 13.4%, the same level as in Q3 2003.

•	Compared to last year, improved inventory levels were visible at DAP and Medical Systems, whereas levels increased at Consumer Electronics.

Net debt and group equity

•	Net debt decreased by EUR 0.5 billion during the quarter mainly due to positive cash flow from operating activities, as well as the proceeds from the sale of NAVTEQ shares, partly offset by an equity contribution to LG.Philips Displays.

•	Compared with Q2 2004, group equity increased by EUR 1.0 billion.

Employment

•	During Q3 the number of employees increased by 1,192, all of them temporary employees. The headcount increase was spread across all sectors except Semiconductors.

•	The deconsolidation of NAVTEQ and the consolidation of the newly established Philips-Neusoft Medical Systems joint venture and Gemini led to a decrease in headcount of 491.

•	Compared to Q3 2003, the number of employees increased by 343. The headcount increase at Semiconductors (higher level of activity and consolidation of SSMC) and Lighting was offset by declines at CE and Miscellaneous (due to Optical Storage seasonality and the NAVTEQ deconsolidation).

Medical Systems

Medical Systems: key data

in millions of euros unless otherwise stated

	Q3	Q3
	2003	2004
Sales	1,413	1,408
Sales growth
% nominal	(8)	0
% comparable	9	5
Income from operations	138	164
as a % of sales	9.8	11.6
Net operating capital (NOC)	4,607	3,815
Number of employees (FTEs)	30,826	30,856

Business highlights

•	The US Food and Drug Administration (FDA) approved the sale of the Philips Home HeartStart defibrillator to consumers without a prescription — the first and only of its kind to be cleared.

•	Philips began global commercial shipments of its breakthrough Brilliance CT 40-channel system, upgradeable to 64-channel, the latter now available for orders. This 40-channel system advances routine clinical and diagnostic procedures, improving patient outcomes.

•	Premier Purchasing Partners, LLP — a healthcare equipment purchaser affiliated with over 1,500 US hospitals — signed a 3-year agreement with Philips for the full line of medical imaging equipment and related services.

Financial performance

•	Nominal sales were flat compared to 2003, while comparable sales grew 5%, mainly driven by Computed Tomography, Magnetic Resonance and X-Ray.

•	Compared to last year, income from operations increased by EUR 26 million to EUR 164 million, thanks to higher sales volumes and improved margins in most businesses.

•	All regions contributed to the comparable sales growth, in particular Latin America, Asia Pacific and EMEA.

•	The order book remained strong. On a comparable basis, order intake increased by approximately 29%.

Looking ahead

•	With its continued strong order intake, Medical Systems is on track to reach 14% EBITA (12.2% income from operations) as a percentage of sales for 2004.

Domestic Appliances and Personal Care (DAP)

DAP: key data

in millions of euros unless otherwise stated

	Q3	Q3
	2003	2004
Sales	466	450
Sales growth
% nominal	(10)	(3)
% comparable	(3)	0
Income from operations	82	82
as a % of sales	17.6	18.2
Net operating capital (NOC)	627	571
Number of employees (FTEs)	8,735	8,739

Business highlights

•	Philips and Procter & Gamble unveiled IntelliClean System from Sonicare and Crest — the first integrated power toothbrush and liquid toothpaste dispensing system.

•	Philips and Interbrew announced a global partnership for PerfectDraft® — combining a high-quality appliance with consumer-preferred beer brands in light metal kegs.

•	Philips announced the establishment of a new Consumer Health & Wellness Group to develop products and services that diagnose, monitor, improve and care for the health and wellbeing of consumers.

Financial performance

•	Nominal sales declined by 3% compared to 2003. On a comparable basis sales were flat. Food & Beverage sales grew by 7%, mainly driven by the launch of the Senseo coffee maker in the USA. Shaving & Beauty sales remained flat, with lower sales in Western Europe and North America compensated by growth in China.

•	Despite lower nominal sales, profitability rose to 18.2% on the back of strong margins across all businesses, which were primarily attributable to manufacturing efficiencies. Selling expenses rose slightly due to increased investments in advertising and promotion and in expanding retail channels.

•	Continued focus on asset management led to a reduction in net operating capital compared to Q3 2003.

Looking ahead

•	The focus will remain on launching new products, extending partnerships and alliances, expanding retail channels into emerging markets and enhancing cost savings.

•	Due to the traditionally high fourth-quarter sales, the bulk of the additional investments in advertising and promotion in the second half of 2004 will be concentrated in Q4.

Consumer Electronics (CE)

Consumer Electronics: key data

in millions of euros unless otherwise stated

	Q3	Q3
	2003	2004
Sales	2,208	2,280
Sales growth
% nominal	(1)	3
% comparable	6	7
Income (loss) from operations	(32)	(15)
as a % of sales	(1.4)	(0.7)
Net operating capital (NOC)	150	308
Number of employees (FTEs)	19,893	18,996

Business highlights

•	The European Imaging & Sound Association (EISA) named the 37-inch FlatTV™ as “European LCD Television of the Year, 2004-2005” and the Streamium SL400i Wireless Multimedia Link as “European New Media: Video of the Year, 2004-2005”.

•	In China, Philips began selling its full range of high-end home entertainment products — including the Ambilight TV and the DVD Recorder.

•	Philips gained support from some 30 companies — including Apple, Nokia and Sony — for Advanced Video Coding (AVC), a new open compression standard for consumer digital video shown at the International Broadcast Conference 2004.

Financial performance

•	Comparable sales grew 7%, mainly driven by Connected Displays, Mobile Infotainment and Licenses.

•	Income from operations improved by EUR 17 million due to license income of EUR 105 million (up from EUR 43 million last year) and cost savings generated by the Business Renewal Program. Income from operations was however severely impacted by a faster-than-expected decline in gross margins due to various factors including increased price competition, mainly in Europe, a sharp fall in panel prices and delayed product introductions in Mobile Infotainment.

•	Income from operations included restructuring charges of EUR 27 million, approximately the same as last year.

Looking ahead

•	The Business Renewal Program is ahead of schedule to achieve EUR 400 million cost savings by year-end 2005.

•	Restructuring charges of approximately EUR 70 million are expected in Q4 in connection with the Business Renewal Program and the reorganization of certain technology activities.

•	Ongoing margin pressure is expected, especially in Europe.

Lighting

Lighting: key data

in millions of euros unless otherwise stated

	Q3	Q3
	2003	2004
Sales	1,088	1,105
Sales growth
% nominal	(4)	2
% comparable	2	7
Income from operations	124	142
as a % of sales	11.4	12.9
Net operating capital (NOC)	1,750	1,679
Number of employees (FTEs)	44,081	44,571

Business highlights

•	Philips became the first global car components supplier to ship mercury-free Xenon car lamps; these are installed in the Porte, one of Toyota’s new green flagship vehicles.

•	In Lisbon, Portugal, Philips provided all the lighting for the Luz Stadium, venue of the Euro 2004 soccer championship final.

•	Philips launched the Mini Mastercolour for shop lighting applications. Small enough to be used in accent lighting for shop displays, this miniature ceramic discharge lamp is highly energy-efficient.

Financial performance

•	All businesses except Luminaires gained market share.

•	Compared to last year, sales increased by 2% on a nominal basis and 7% on a comparable basis, mainly driven by lamps in Europe and innovative UHP products.

•	Income from operations increased by EUR 18 million compared to last year, fuelled by improved profitability in Lamps.

•	At 12.9% of sales, income from operations reflected successful product innovation and cost management.

Looking ahead

•	Further optimization of supply chain management and ongoing strict cost control are planned.

•	Increased investment in R&D and capital expenditures will continue to propel innovation.

•	As part of the continued drive to optimize asset utilization, restructuring charges of approximately EUR 40 million are expected in Q4.

Semiconductors

Semiconductors: key data
     in millions of euros unless otherwise stated

	Q3	Q3
	2003	2004
Sales	1,252	1,388
Segment revenues	1,293	1,433
Segment revenues growth
% nominal	(1)	11
% comparable	7	14
Income (loss) from operations	(191)	186
as a % of segment revenues	(14.8)	13.0
as a % of sales	(15.3)	13.4
Net operating capital (NOC)	2,899	3,254
Number of employees (FTEs)	33,843	35,925

Business highlights

•	NASA selected Philips’ advanced MIFARE® DESFire contactless chip technology to secure smart card access to its facilities.

•	Samsung and Philips announced that they are to develop mobile devices based on Near Field Communication (NFC), enabling consumers to transfer pictures or data to NFC-enabled PCs or TVs from Samsung mobile devices equipped with Philips NFC chips.

•	Philips announced its new Nexperia™ semiconductor reference design for DVD+RW video recorders, offering one of the industry’s lowest system bill of materials.

•	The Beijing Municipal Administration and Communications Card Co. Ltd. opted for Philips’ MIFARE® UltraLight contactless chip technology in a new e-ticketing system for the Great Wall of China.

Financial performance

•	Segment revenues, excluding Mobile Display Systems (MDS), increased by 31% year-on-year and 2% compared with Q2 in US dollar terms. Sequential revenues of MDS declined by 10% in US dollar terms, reflecting a focus on higher margin products.

•	The book-to-bill ratio declined from 1.13 at the end of Q2 to 0.66 at the end of Q3 due to shortening of the order book.

•	Income from operations was again driven by the Standard Products and Mobile Communications businesses.

•	Income from operations included a gain of EUR 51 million related to a property damage settlement for the fire in Caen (France) and EUR 10 million in respect of the related business interruption in the first half of the year. Restructuring charges in Europe totaled EUR 22 million, primarily for the reorganization of the fab in Nijmegen, The Netherlands.

•	Last year, income from operations in Q3 was negatively impacted by restructuring and other charges totaling EUR 157 million.

•	The utilization rate remained high at 98% (Q2: 99%).

Looking ahead

•	Sequential segment revenues are expected to be approximately flat in Q4 (in USD terms, excluding MDS). A double-digit sequential increase is forecasted for MDS (in USD terms).

•	A lower utilization rate is expected due to a build-down of inventories in anticipation of Q1 sales.

Miscellaneous

Miscellaneous: key data
     in millions of euros unless otherwise stated

	Q3	Q3
	2003	2004
Sales	562	598
Sales growth
% nominal	(20)	6
% comparable	(6)	17
IFO Technology Cluster	(79)	(84)
IFO Corp. Investments and others	(28)	657

Income (loss) from operations	(107)	573
as a % of sales	(19.0)	95.8
Net operating capital (NOC)	4	9
Number of employees (FTEs)	26,490	25,120

Business highlights

•	The initial public offering of NAVTEQ Corporation in August is seen as one of the most successful IPOs in the USA in 2004.

•	Philips established an IP academy with two of China’s most renowned universities — Renmin University and Tsinghua University, both of Beijing.

•	At the High Tech Campus in Eindhoven, The Netherlands, Philips opened a world-class ElectroMagnetic & Cooling Competence Center for the design and testing of electromagnetic and thermal compatibility of equipment.

•	For the third consecutive year, the World Intellectual Property Organization (WIPO) ranked Philips number 1 in patent filings.

Financial performance Technology Cluster

•	Results in the Technology Cluster were impacted by higher investments in development projects for new technologies.

Financial performance Corp. Investments/others

•	The successful IPO of NAVTEQ resulted in a EUR 635 million gain on the sale of shares and a net cash inflow of EUR 672 million. Following the IPO, Philips’ interest in NAVTEQ decreased from 83.5% to 34.8%.

•	The increase in nominal sales was driven by Philips Enabling Technologies (ETG) and Optical Storage.

•	ETG and Assembléon again showed an improvement in income from operations compared to last year. Optical Storage continued to perform strongly.

•	We have received a settlement of EUR 20 million in respect of a portion of our asbestos product liability coverage. The company continued to accrue for loss contingencies based upon asserted claims and its settlement experience to date. The accrual in Q3 was higher than in Q2, and marginally higher than in Q1.

Looking ahead

•	Further execution of the divestment program is expected, assuming market conditions continue to improve.

•	Restructuring charges of approximately EUR 65 million are expected in Q4 in connection with the reorganization of certain activities in the Technology Cluster.

Unallocated

Unallocated: key data
     in millions of euros unless otherwise stated

	Q3	Q3
	2003	2004
Corporate and regional overheads	(78)	(96)
Pensions	(62)	(17)

Income (loss) from operations	(140)	(113)
Number of employees (FTEs)	2,596	2,600

Business highlights

•	Philips announced its new brand promise, sense and simplicity, and introduced an innovative advertising campaign showing how the company delivers intuitive end-user experiences in Healthcare, Lifestyle and Technology.

•	Philips was ranked number 1 on the Dow Jones Sustainability Index and was chosen by SustainableBusiness.com as one of the 20 companies comprising the 2004 SB20 list of the world’s top sustainable stocks.

•	In a survey carried out by Scenter, a leading Dutch management consultancy, Philips’ 2003 Annual Report received the top score, described as “an outstanding demonstration of Philips’ commitment to transparency and accountability”.

Financial performance

•	Corporate and Regional Overhead costs were EUR 18 million higher than in Q3 2003, primarily due to the new brand campaign.

•	Pension costs decreased by EUR 45 million compared to Q3 2003, mainly as a result of lower pension costs in The Netherlands.

Looking ahead

•	Compared to Q4 2003, costs related to Corporate and Regional Overheads are expected to be approximately EUR 25 million higher in Q4 2004 due to increased marketing investments and the roll-out of the new brand positioning.

•	Income from operations related to pensions/postretirement benefit costs in the sector Unallocated in Q4 is forecasted at a loss of approximately EUR 30 million.

LG.Philips Displays

LG.Philips Displays joint venture (100%)
     in millions of euros unless otherwise stated

	Q3	Q3
	2003	2004
Sales	861	830
Sales growth
% nominal	(20)	(4)
Income from operations	9	56
as a % of sales	1.0	6.7
Net income (loss) (100%)	(32)	40
Net income (loss) (Philips share = 50%)	(16)	20
Net operating capital (NOC)	2,356	1,457
Number of employees (FTEs)	27,636	22,198

LG.Philips Displays joint venture (100%)

•	Q3 sales were driven by higher demand for both monitor and television tubes due to relatively high LCD panel prices.

•	Income from operations improved from the last quarter, boosted by a EUR 13 million gain on the sale of land and buildings at the closed Newport site in Wales.

•	Cash flow before financing activities was positive and showed a slight improvement compared to Q2.

Looking ahead

•	Restructuring will go on; restructuring and impairment charges of approximately EUR 70 million (Philips’ share) are expected in Q4.

Highlights in the 1st nine months

The 1st nine months of 2004

•	Net profit was EUR 2,338 million

•	Nominal sales grew 6% — comparable sales up 10%, driven by Semiconductors and Consumer Electronics

•	Income from operations was EUR 1,593 million

•	Unconsolidated companies contributed EUR 1,224 million to net income

•	Cash flow from operating activities was EUR 758 million

•	Net debt : group equity ratio was 17 : 83

Net income
     in millions of euros

	Jan.-	Jan.-
	Sept.	Sept.
	2003	2004
Sales	20,020	21,140
Income (loss) from operations	(120)	1,593
as a % of sales	(0.6)	7.5
Financial income and expenses	(186)	(201)
Income taxes	113	(230)
Results unconsolidated companies	323	1,224
Minority interests	(17)	(48)
Cumulative effect of change in accounting principle	(16)	0

Net income	97	2,338
Per common share - basic	0.08	1.83
- diluted	0.08	1.82

Group net income

Net income

•	Net income was a profit of EUR 2,338 million, compared to a net profit of EUR 97 million in the first nine months of 2003.

•	Sales amounted to EUR 21,140 million, 6% higher than in the same period last year. The weaker US dollar and dollar-related currencies had a downward effect of 5%, while a 1% upwards effect was mainly due to the consolidation of SSMC in 2004 and the BenQ joint venture at Optical Storage in 2003.

•	Comparable sales increased 10%, predominantly due to strong sales growth at Semiconductors (22%) and CE (12%). Sales growth at Medical Systems was 4%. Lighting was solid at 5%. At DAP, soft market conditions, in particular in Western Europe and North America, led to 2% lower sales.

•	Income from operations was a profit of EUR 1,593 million, compared to a loss of EUR 120 million in the same period last year. Contributing to these improved results was a non-taxable gain on the IPO of NAVTEQ of EUR 635 million and an insurance settlement in respect of property and business interruption damage at Semiconductors. Restructuring and impairment charges totaled EUR 128 million, compared to EUR 400 million in the first nine months of last year. Pension costs amounted to EUR 218 million, compared to EUR 340 million in the same period last year.

•	Unconsolidated companies contributed EUR 1,224 million to net income, compared to EUR 323 million in the first nine months of 2003. Contributing to these improved results were a dilution gain of EUR 156 million on Philips’ participation in Atos Origin, a net gain of EUR 99 million related to InterTrust Technologies Corp. following its license agreement with Microsoft Corp., and a net gain of EUR 108 million related to the IPO of LG.Philips LCD. The latter company contributed EUR 561 million to net income, an increase of EUR 378 million.

Other information

Other information

Earlier we announced that MedQuist, in which Philips holds a stake of approximately 70.9%, had engaged outside counsel and an independent forensic accounting firm, to assist in investigations into allegations of potential improper billing practices. These investigations continued during the second quarter and a part of the third quarter. During the third quarter the law firm reported its findings to MedQuist’s Board of Directors. However, based on this reporting it was not possible to draw any final conclusions about the financial impact, if any, for MedQuist. Therefore, the review of MedQuist’s financial statements could not be completed in the third quarter and will continue during the 4th quarter. It remains uncertain when the review and the audit of the MedQuist financial statements can be completed.

As a consequence, Philips has not been able to complete its goodwill impairment test of the MedQuist investment.

A litigation claim by Volumetrics, Inc. is still pending. The oral arguments are scheduled for the end of October.

Outlook

Outlook

Medical Systems is on track to achieve its target of 14% EBITA (12.2% income from operations) for 2004 based on strong orders for new products and cost control. In the seasonally strong fourth quarter, Domestic Appliances and Personal Care will capitalize on its innovations and market positions to achieve margins in the high teens. Lighting will continue to benefit from its investments in innovation and operational excellence, and will deliver another solid quarter. In Consumer Electronics, margins will recover somewhat as a result of seasonality, but will still be under pressure: this will lead to an acceleration of the Business Renewal Program and a furthering of ways to de-risk the business. Semiconductors will continue to benefit from design wins and asset-light manufacturing, while performing in line with or slightly better than the industry.

We expect 2004 to be one of Philips’ better years.

Amsterdam, October 12, 2004

Board of Management

Consolidated statements of income

all amounts in millions of euros unless otherwise stated

	3rd quarter		January to September
	2003	2004	2003	2004
Sales	6,989	7,229	20,020	21,140
Cost of sales	(4,854)	(4,817)	(13,613)	(14,097)

Gross margin	2,135	2,412	6,407	7,043
Selling expenses	(1,108)	(1,084)	(3,307)	(3,176)
General and administrative expenses	(348)	(326)	(1,092)	(1,018)
Research and development expenses	(609)	(641)	(1,892)	(1,909)
Impairment of goodwill	—	(4)	(9)	(18)
Restructuring and asset impairments	(208)	(58)	(391)	(110)
Other business income	12	720	164	781

Income (loss) from operations	(126)	1,019	(120)	1,593
Financial income and expenses	(24)	(70)	(186)	(201)

Income (loss) before taxes	(150)	949	(306)	1,392
Income tax (expense) benefit	54	(97)	113	(230)

Income (loss) after taxes	(96)	852	(193)	1,162
Results relating to unconsolidated companies including a year-to-date net dilution gain of EUR 221 million (2003: EUR 53 million)	239	337	323	1,224
Minority interests	(3)	(17)	(17)	(48)

Income before cumulative effect of a change in accounting principles	140	1,172	113	2,338
Cumulative effect of a change in accounting principles, net of tax	(16)	0	(16)	0

Net income	124	1,172	97	2,338
Income (loss) from operations
as a % of sales	(1.8)	14.1	(0.6)	7.5
Weighted average number of common shares outstanding (after deduction of treasury stock) during the period (in thousands):
• basic			1,276,791	1,280,091
• diluted			1,281,088	1,282,909
Basic earnings per common share in euros:
Income before cumulative effect of a change in accounting principles	0.11	0.92	0.09	1.83
Net income	0.10	0.92	0.08	1.83
Diluted earnings per common share in euros:
Income before cumulative effect of a change in accounting principles	0.11	0.91	0.09	1.82
Net income	0.10	0.91	0.08	1.82

The Group financial statements have been prepared on a basis consistent with US GAAP, which differs in certain respects from accounting principles as required by Dutch law (Dutch GAAP). Net income determined in accordance with Dutch GAAP amounted to a profit of EUR 2,028 million in the first nine months of 2004, compared to a loss of EUR 446 million in the corresponding period last year. These aggregate amounts result in basic earnings per common share of a profit of EUR 1.58 in January-September 2004, compared to a loss of EUR 0.35 last year. The difference between Dutch GAAP and US GAAP is caused by the fact that goodwill is no longer amortized under US GAAP and by income recognition in respect of reversals of security impairments under Dutch GAAP.

Consolidated balance sheets and additional ratios

all amounts in millions of euros unless otherwise stated

Consolidated balance sheet

	September 30,	December 31,	September 30,
	2003	2003	2004
Current assets:
Cash and cash equivalents	883	3,072	1,610
Receivables	5,072	4,628	5,215
Inventories	3,870	3,204	4,055
Other current assets	678	599	814

Total current assets	10,503	11,503	11,694
Non-current assets:
Investments in unconsolidated companies	6,222	4,841	6,545
Other non-current financial assets	1,074	1,213	1,210
Non-current receivables	258	218	241
Other non-current assets	2,639	2,581	2,451
Property, plant and equipment	5,198	4,879	5,255
Intangible assets excluding goodwill	1,463	1,271	1,129
Goodwill	3,047	2,494	2,591

Total assets	30,404	29,000	31,116
Current liabilities:
Accounts and notes payable	3,150	3,205	3,456
Accrued liabilities	3,495	2,754	3,188
Short-term provisions	939	949	918
Other current liabilities	687	649	717
Short-term debt	1,709	1,684	984

Total current liabilities	9,980	9,241	9,263
Non-current liabilities:
Long-term debt	4,414	4,192	3,840
Long-term provisions	2,089	1,976	2,010
Other non-current liabilities	598	653	716

Total liabilities	17,081	16,062	15,829
Minority interests	167	175	315
Stockholders’ equity	13,156	12,763	14,972

Total liabilities and equity	30,404	29,000	31,116
Number of common shares outstanding at the end of period (in thousands)	1,277,970	1,280,686	1,280,391
Ratios
Stockholders’ equity,	13,156	12,763	14,972
per common share in euros	10.29	9.97	11.69
Inventories as a % of sales	13.4	11.0	13.4
Net debt : group equity ratio	28:72	18:82	17:83

Stockholders’ equity determined in accordance with Dutch GAAP amounted to EUR 14,048 million as of September 30, 2004, compared to EUR 14,972 million under US GAAP.

The deviation is caused by the fact that goodwill under Dutch GAAP has to be amortized and charged to income, whereas under US GAAP it is no longer amortized, but instead tested for impairment.

Consolidated statements of cash flows *

all amounts in millions of euros

	3rd quarter		January to September
	2003	2004	2003	2004
Cash flows from operating activities:
Net income	124	1,172	97	2,338
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	488	411	1,443	1,207
Impairment of equity investments	8	0	17	4
Net gain on sale of assets	(95)	(660)	(255)	(705)
Income from unconsolidated companies (net of dividends received)	(236)	(265)	(319)	(1,142)
Minority interests (net of dividends paid)	(4)	11	10	35
Decrease (increase) in working capital/other current assets	408	(396)	(391)	(1,036)
(Increase) decrease in non-current receivables/other assets	(285)	(69)	(227)	35
(Decrease) increase in provisions	(41)	61	(138)	(13)
Other items	9	27	82	35

Net cash provided by operating activities	376	292	319	758
Cash flows from investing activities:
Purchase of intangible assets	(17)	(26)	(68)	(56)
Capital expenditures on property, plant and equipment	(264)	(263)	(661)	(885)
Proceeds from disposals of property, plant and equipment	23	30	114	127
Cash from derivatives	(28)	56	360	93
Proceeds from sale of other non-current financial assets	196	0	300	6
Proceeds from sale of businesses (purchase of businesses)	(76)	367	75	309

Net cash (used for) provided by investing activities	(166)	164	120	(406)
Cash flows before financing activities	210	456	439	352
Cash flows from financing activities:
Decrease in debt	(823)	(1,278)	(879)	(1,469)
Treasury stock transactions	12	7	28	(27)
Dividends paid	—	—	(460)	(460)

Net cash used for financing activities	(811)	(1,271)	(1,311)	(1,956)
Decrease in cash and cash equivalents	(601)	(815)	(872)	(1,604)
Effect of change in consolidations on cash positions	—	—	—	117
Effect of changes in exchange rates on cash positions	(9)	(9)	(103)	25
Cash and cash equivalents at beginning of the period	1,493	2,434	1,858	3,072

Cash and cash equivalents at end of period	883	1,610	883	1,610

*	For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Consolidated statement of changes in stockholders’ equity

all amounts in millions of euros

	January to September 2004
				Accumulated other comprehensive income (loss)
		Capital			Available	Minimum		Treasury	Total
	Common	in excess	Retained	Translation	for sale	pension	Cash flow	shares	stock-holders’
	stock	of par value	earnings	differences	securities	liability	hedges	at cost	equity
Balance as of December 31, 2003	263	71	16,970	(3,364)	416	(362)	25	(1,256)	12,763
Net income			2,338						2,338
Net current period change				287	18	(7)	(30)		268
Reclassifications into income				38			14		52

Total comprehensive income (loss), net of tax			2,338	325	18	(7)	(16)		2,658
Dividend payable			(460)						(460)
Purchase of treasury stock								(96)	(96)
Re-issuance of treasury stock		(10)						86	76
Stock options: compensation plans		31							31

Balance as of September 30, 2004	263	92	18,848	(3,039)	434	(369)	9	(1,266)	14,972

Product sectors

all amounts in millions of euros unless otherwise stated

Segment revenues and income from operations

	3rd quarter
	2003			2004
	segment	Income (loss) from		segment	Income (loss) from
	revenues	operations		revenues	operations

			as a % of			as a % of
			segment			segment
		amount	revenues		amount	revenues
Medical Systems	1,416	138	9.7	1,410	164	11.6
DAP	471	82	17.4	454	82	18.1
Consumer Electronics	2,228	(32)	(1.4)	2,303	(15)	(0.7)
Lighting	1,094	124	11.3	1,113	142	12.8
Semiconductors	1,293	(191)	(14.8)	1,433	186	13.0
Miscellaneous	765	(107)	(14.0)	820	573	69.9
Unallocated		(140)			(113)

Total	7,267	(126)		7,533	1,019
Intersegment revenues	(278)			(304)

Sales	6,989			7,229
Income (loss) from operations as a % of sales		(1.8)			14.1

Product sectors (continued)

all amounts in millions of euros unless otherwise stated

Segment revenues and income from operations

	January to September
	2003			2004
	segment	Income (loss) from		segment	Income (loss) from
	revenues	operations		revenues	operations

			as a % of			as a % of
			segment			segment
		amount	revenues		amount	revenues
Medical Systems	4,198	361	8.6	4,105	388	9.5
DAP	1,393	238	17.1	1,310	172	13.1
Consumer Electronics	6,189	(1)	—	6,640	97	1.5
Lighting	3,296	416	12.6	3,284	442	13.5
Semiconductors	3,621	(508)	(14.0)	4,242	404	9.5
Miscellaneous	2,152	(224)	(10.4)	2,434	455	18.7
Unallocated		(402)			(365)

Total	20,849	(120)		22,015	1,593
Intersegment revenues	(829)			(875)

Sales	20,020			21,140
Income (loss) from operations as a % of sales		(0.6)			7.5

Product sectors, main countries and regions

all amounts in millions of euros

Sales and total assets

	Sales (to third parties)		Total assets
	January to September		September 30,
	2003	2004	2003	2004
Medical Systems	4,188	4,094	6,360	5,685
DAP	1,380	1,299	1,037	962
Consumer Electronics	6,131	6,579	2,775	2,856
Lighting	3,279	3,261	2,605	2,598
Semiconductors	3,492	4,110	6,341	4,745
Miscellaneous	1,550	1,797	5,673	8,051
Unallocated			5,613	6,219

Total	20,020	21,140	30,404	31,116

Sales and long-lived assets

	Sales (to third parties)		Long-lived assets *
	January to September		September 30,
	2003	2004	2003	2004
Netherlands	811	814	1,616	1,524
United States	5,403	5,037	4,755	3,864
Germany	1,523	1,656	630	592
France	1,293	1,312	220	191
United Kingdom	819	825	267	220
China	1,913	2,185	365	432
Other countries	8,258	9,311	1,855	2,152

Total	20,020	21,140	9,708	8,975

*	Includes property, plant and equipment and intangible assets.

Sales by region

	Sales (to third parties)
	January to September
	2003	2004
Europe/Africa	8,605	8,987
North America	5,660	5,312
Latin America	837	1,035
Asia Pacific	4,918	5,806

Total	20,020	21,140

Pension costs

all amounts in millions of euros unless otherwise stated

In accordance with SFAS No. 132 (revised 2003) the components of net periodic pension costs and costs of postretirement benefits other than pensions are the following:

Net periodic pension costs of defined-benefit plans

	3rd quarter 2004		January-September 2004
	Netherlands	Other	Netherlands	Other
Service cost	39	26	130	83
Interest cost on the projected benefit obligation	145	96	450	285
Expected return on plan assets	(179)	(91)	(542)	(272)
Net amortization of unrecognized net transition (assets)/liabilities	—	1	—	9
Net actuarial (gain) loss recognized	—	(3)	(2)	13
Amortization of prior service cost	(14)	7	(28)	20
Settlement loss	—	1	34	2
Other	(4)	1	(8)	3

Net periodic cost (income)	(13)	38	34	143

The net periodic pension costs in the third quarter of 2004 amounted to EUR 41 million, of which EUR 25 million for defined-benefit plans (the Netherlands EUR (13) million, Other countries EUR 38 million) and EUR 16 million related to defined-contribution plans outside the Netherlands.

Net periodic costs of postretirement benefits other than pensions

	3rd quarter 2004		January-September 2004
	Netherlands	Other	Netherlands	Other
Service cost	3	1	9	3
Interest cost on the accumulated postretirement benefit obligation	5	6	14	18
Amortization of unrecognized transition obligation	1	1	3	4
Net actuarial loss recognized	1	—	4	3
Curtailment loss	—	—	—	2

Net periodic cost	10	8	30	30

Philips quarterly statistics

all amounts in millions of euros unless otherwise stated; percentage increases always in relation to the corresponding period of the previous year

	2003				2004
	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter
Sales	6,499	6,532	6,989	9,017	6,631	7,280	7,229
% increase	(14)	(18)	(4)	1	2	11	3
Income (loss) from operations	32	(26)	(126)	608	218	356	1,019
as a % of sales	0.5	(0.4)	(1.8)	6.7	3.3	4.9	14.1
% increase	(56)	.	.	.	.	.	.
Net income (loss)	(69)	42	124	598	550	616	1,172
% increase	.	.	.	.	.	.	.
per common share in euros	(0.05)	0.03	0.10	0.46	0.43	0.48	0.92

	January-	January-	January-	January-	January-	January-	January-	January-
	March	June	September	December	March	June	September	December
Sales	6,499	13,031	20,020	29,037	6,631	13,911	21,140
% increase	(14)	(16)	(13)	(9)	2	7	6
Income (loss) from operations	32	6	(120)	488	218	574	1,593
as a % of sales	0.5	0.0	(0.6)	1.7	3.3	4.1	7.5
% increase	(56)	.	.	16	.	.	.
Net income (loss)	(69)	(27)	97	695	550	1,166	2,338
% increase	.	.	.	.	.	.
as a % of stockholders’ equity (ROE)	(2.1)	(0.3)	1.0	5.3	18.5	19.0	24.5
per common share in euros	(0.05)	(0.02)	0.08	0.54	0.43	0.91	1.83

	period ending 2003				period ending 2004
Inventories as a % of sales	12.1	12.8	13.4	11.0	12.1	12.5	13.4
Net debt : group equity ratio	30:70	29:71	28:72	18:82	18:82	21:79	17:83
Total employees (in thousands)	166	164	166	164	165	166	167

Information also available on Internet, address: www.investor.philips.com
Printed in the Netherlands

PHILIPS

Additional information

October 12th, 2004

Additional information October 12th, 2004

PHILIPS

Additional information

- Reconciliation from NOC to total assets
- Sales growth composition

CONFIDENTIAL Corporate Control 2

Additional information Reconciliation from NOC to total assets Sales growth composition

PHILIPS

Additional information

- Reconciliation from NOC to total assets

- Sales growth composition

CONFIDENTIAL Corporate Control 3

Additional information Reconciliation from NOC to total assets Sales growth composition

PHILIPS

Reconciliation from NOC to total assets – Q3 2004

amounts in EUR million

	Philips Group	Medical Systems	DAP	Consumer Electronics	Lighting	Semi-conductors	Miscel-laneous	Unal-located
Net operating capital (NOC) (Non-GAAP)	9,213	3,815	571	308	1,679	3,254	9	(423)
exclude payables/liabilities from NOC	8,077	1,559	330	2,174	733	955	1,334	992
exclude intercompany accounts from NOC	-	22	6	48	15	5	(85)	(11)
exclude provisions from NOC [1]	2,744	255	55	306	133	223	709	1,063
include investments in ucc's	6,545	34		20	38	308	6,084	61
include other non-current financial assets	1,210							1,210
include deferred tax assets	1,717							1,717
include liquid assets	1,610							1,610
Total assets (GAAP compliant)	31,116	5,685	962	2,856	2,598	4,745	8,051	6,219

[1] Excluding deferred tax liabilities

CONFIDENTIAL Corporate Control 4

Reconciliation from NOC to total assets - Q3 2004 amounts in EUR million

PHILIPS

Reconciliation from NOC to total assets – Q2 2004

amounts in EUR million

	Philips Group	Medical Systems	DAP	Consumer Electronics	Lighting	Semi-conductors	Miscel-laneous	Unal-located
Net operating capital (NOC) (Non-GAAP)	9,062	3,763	529	132	1,641	3,254	139	(396)
exclude payables/liabilities from NOC	7,727	1,566	297	1,991	717	985	1,223	948
exclude intercompany accounts from NOC	-	20	6	50	16	36	(99)	(29)
exclude provisions from NOC [1]	2,725	245	56	307	131	216	714	1,056
include investments in ucc's	5,910	33		20	34	311	5,448	64
include other non-current financial assets	1,316							1,316
include deferred tax assets	1,868							1,868
include liquid assets	2,434							2,434
Total assets (GAAP compliant)	31,042	5,627	888	2,500	2,539	4,802	7,425	7,261

[1] Excluding deferred tax liabilities

CONFIDENTIAL Corporate Control 5

Reconciliation from NOC to total assets - Q2 2004 amounts in EUR million

PHILIPS

Reconciliation from NOC to total assets – Q1 2004

amounts in EUR million

	Philips Group	Medical Systems	DAP	Consumer Electronics	Lighting	Semi-conductors	Miscel-laneous	Unal-located
Net operating capital (NOC) (Non-GAAP)	8,558	3,803	522	71	1,614	3,241	71	(764)
exclude payables/liabilities from NOC	7,868	1,527	295	1,920	721	983	1,232	1,190
exclude intercompany accounts from NOC	-	22	5	53	15	25	(93)	(27)
exclude provisions from NOC [1]	2,852	254	54	318	128	239	709	1,150
include investments in ucc's	5,506	45		21	27	275	5,078	60
include other non-current financial assets	1,322							1,322
include deferred tax assets	1,850							1,850
include liquid assets	3,105							3,105
Total assets (GAAP compliant)	31,061	5,651	876	2,383	2,505	4,763	6,997	7,886

[1] Excluding deferred tax liabilities

CONFIDENTIAL Corporate Control 6

Reconciliation from NOC to total assets - Q1 2004 amounts in EUR million

PHILIPS

Reconciliation from NOC to total assets – Q4 2003

amounts in EUR million

	Philips Group	Medical Systems	DAP	Consumer Electronics	Lighting	Semi-conductors	Miscel-laneous	Unal-located
Net operating capital (NOC) (Non-GAAP)	8,071	1,521	(82)	464	2,676	3,671	150	(329)
exclude payables/liabilities from NOC	7,261	656	2,017	317	920	1,427	1,051	873
exclude intercompany accounts from NOC	-	11	77	4	(7)	24	(67)	(42)
exclude provisions from NOC [1]	2,768	134	338	55	234	257	650	1,100
include investments in ucc's	4,841	19	20		1,954	41	2,742	65
include other non-current financial assets	1,213							1,213
include deferred tax assets [2]	1,774							1,774
include liquid assets	3,072							3,072
Total assets (GAAP compliant)	29,000	2,341	2,370	840	5,777	5,420	4,526	7,726

[1] provisions on balance sheet EUR 2,925 million minus deferred tax liabilities EUR 157 million (see note 4 Annual Report)
2 see note 4 Annual Report

CONFIDENTIAL Corporate Control 7

Reconciliation from NOC to total assets - Q4 2003 amounts in EUR million

PHILIPS

Reconciliation from NOC to total assets – Q3 2003

amounts in EUR million

	Philips Group	Medical Systems	DAP	Consumer Electronics	Lighting	Semi-conductors	Miscel-laneous	Unal-located
Net operating capital (NOC) (Non-GAAP)	9,575	4,607	627	150	1,750	2,899	4	(462)
exclude payables/liabilities from NOC	7,930	1,428	335	2,201	691	1,019	1,089	1,167
exclude intercompany accounts from NOC	-	20	13	43	8	(56)	(68)	40
exclude provisions from NOC [1]	2,952	264	62	360	134	251	763	1,118
include investments in ucc's	6,222	41		21	22	2,228	3,885	25
include other non-current financial assets	1,074							1,074
include deferred tax assets	1,768							1,768
include liquid assets	883							883
Total assets (GAAP compliant)	30,404	6,360	1,037	2,775	2,605	6,341	5,673	5,613

[1] Excluding deferred tax liabilities

CONFIDENTIAL Corporate Control 8

Reconciliation from NOC to total assets - Q3 2003 amounts in EUR million

PHILIPS

Reconciliation from NOC to total assets – Q2 2003

amounts in EUR million

	Philips Group	Medical Systems	DAP	Consumer Electronics	Lighting	Semi-conductors	Miscel-laneous	Unal-located
Net operating capital (NOC) (Non-GAAP)	9,946	4,634	589	201	1,775	3,132	(135)	(250)
exclude payables/liabilities from NOC	7,206	1,470	269	1,796	656	828	1,013	1,174
exclude intercompany accounts from NOC	-	20	4	56	11	(44)	(59)	12
exclude provisions from NOC [1]	2,979	262	63	353	134	285	764	1,118
include investments in ucc's	5,893	41		15	22	2,091	3,694	30
include other non-current financial assets	1,193							1,193
include deferred tax assets	1,623							1,623
include liquid assets	1,493							1,493
Total assets (GAAP compliant)	30,333	6,427	925	2,421	2,598	6,292	5,277	6,393

[1] Excluding deferred tax liabilities

CONFIDENTIAL Corporate Control 9

Reconciliation from NOC to total assets - Q2 2003 amounts in EUR million

PHILIPS

Reconciliation from NOC to total assets – Q1 2003

amounts in EUR million

	Philips Group	Medical Systems	DAP	Consumer Electronics	Lighting	Semi-conductors	Miscel-laneous	Unal-located
Net operating capital (NOC) (Non-GAAP)	10,503	4,828	583	150	1,815	3,637	(160)	(350)
exclude payables/liabilities from NOC	7,526	1,579	307	1,904	693	846	979	1,218
exclude intercompany accounts from NOC	-	25	9	63	14	(51)	(57)	(3)
exclude provisions from NOC [1]	3,084	288	64	375	140	264	804	1,149
include investments in ucc's	6,143	40		18	14	2,354	3,693	24
include other non-current financial assets	1,192							1,192
include deferred tax assets	1,605							1,605
include liquid assets	1,568							1,568
Total assets (GAAP compliant)	31,621	6,760	963	2,510	2,676	7,050	5,259	6,403

[1] Excluding deferred tax liabilities

CONFIDENTIAL Corporate Control 10

Reconciliation from NOC to total assets - Q1 2003 amounts in EUR million

PHILIPS

Additional information

- Reconciliation from NOC to total assets
- Sales growth composition

CONFIDENTIAL Corporate Control 11

Additional information Reconciliation from NOC to total assets Sales growth composition

PHILIPS

(in %)

	Comparable growth	Currency effects	Consol. changes	Nominal growth
Medical Systems	5	(5)	-	-
DAP	-	(3)	-	(3)
Consumer Electronics	7	(5)	1	3
Lighting	7	(4)	(1)	2
Semiconductors	14	(6)	3	11
Miscellaneous	17	(3)	(8)	6
Philips Group	8	(5)	-	3

CONFIDENTIAL Corporate Control 12

Sales growth comparison - Q3 2004 Vs Q3 2003 (in %) Comparable growth Currency effects Consol. changes Nominal growth Medical Systems DAP Consumer Electronics Lighting Semiconductors Miscellaneous Philips Group - - 1 (1) 3 (8) - - (3) 3 2 11 6 3 (5) (3) (5) (4) (6) (3) (5) 5 - 7 7 14 17 8

PHILIPS

(in %)

	Comparable growth	Currency effects	Consol. changes	Nominal growth
Medical Systems	3	(4)	-	(1)
DAP	2	(2)	-	-
Consumer Electronics	19	(3)	-	16
Lighting	7	(2)	(1)	4
Semiconductors	28	(5)	4	27
Miscellaneous	20	(3)	5	22
Philips Group	14	(3)	-	11

CONFIDENTIAL Corporate Control 13

Sales growth comparison - Q2 2004 Vs Q2 2003 (in %) Comparable growth Currency effects Consol. changes Nominal growth Medical Systems DAP Consumer Electronics Lighting Semiconductors Miscellaneous Philips Group - - - (1) 4 5 - (1) - 16 4 27 22 11 (4) (2) (3) (2) (5) (3) (3) 3 2 19 7 28 20 14

PHILIPS

(in %)

	Comparable growth	Currency effects	Consol. changes	Nominal growth
Medical Systems	4	(9)	-	(5)
DAP	(9)	(5)	-	(14)
Consumer Electronics	9	(6)	-	3
Lighting	-	(6)	(1)	(7)
Semiconductors	24	(11)	3	16
Miscellaneous	12	(4)	12	20
Philips Group	8	(7)	1	2

CONFIDENTIAL Corporate Control 14

Sales growth comparison - Q1 2004 Vs Q1 2003 (in %) Comparable growth Currency effects Consol. changes Nominal growth Medical Systems DAP Consumer Electronics Lighting Semiconductors Miscellaneous Philips Group - - - (1) 3 12 1 (5) (14) 3 (7) 16 20 2 (9) (5) (6) (6) (11) (4) (7) 4 (9) 9 - 24 12 8

Wednesday, September 22, 2004

Changes in Philips’ Group Management Committee

Amsterdam, The Netherlands — Royal Philips Electronics (NYSE: PHG, AEX: PHI) today announced a number of changes in the responsibilities of the members of its Group Management Committee (GMC).

Effective January 1, 2005, Mr Scott McGregor will, at his own request, relinquish his position as CEO of the Semiconductors division and leave the company to return to the United States. Mr McGregor has been in his current position since September 1, 2001.

Mr Frans van Houten, a member of the GMC and currently responsible for the business groups of the Consumer Electronics division, will become the new CEO of the Semiconductors division, reporting to Mr Gerard Kleisterlee, President & CEO of Royal Philips Electronics.

Mr Van Houten’s portfolio will be taken over by Mr Rudy Provoost, a member of the GMC and currently in charge of Global Sales and Services at Consumer Electronics, who will therefore assume the full responsibility of CEO of the division, reporting to Mr Gottfried Dutiné, Executive Vice President and member of the Board of Management of Royal Philips Electronics.

Mr Kleisterlee commented: “Whilst we respect Scott McGregor’s personal decision to return to the United States, we regret to see him leave. He has led the Semiconductors division through one of the most difficult periods in its history and managed to turn it around successfully into a leaner business with a strong focus on innovation. We wish Scott all the best for his future career.”

For further information:

Gerd Götz Philips Corporate Communications
Tel +31 20 59 77 213
email gerd.goetz@philips.com

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. With activities in the three interlocking domains of healthcare, lifestyle and technology and 165,600 employees in more than 60 countries it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

Friday, September 24, 2004

Philips Updates Market on Semiconductors Business

—	Third quarter US$ sales growth (excluding Mobile Display Systems) forecast to be up 27% year-on-year and flat compared with Q2

—	Division continuing to pursue measures to enhance competitiveness in shifting market

—	Collaboration with Philips Research helping contribute to advanced semiconductor technologies and applications like Nexperia™ and Near Field Communication

Amsterdam, The Netherlands — In a meeting with investors and financial analysts today, Royal Philips Electronics (NYSE: PHG, AEX: PHI) will give an update on the performance in its Semiconductors division, and also address the role Philips Research plays in creating future business opportunities based on advanced technologies.

“We expect third quarter sales in US dollars to be 27% up on sales of the third quarter last year and sequential sales growth to be flat,” Mr. Scott McGregor, CEO of Philips Semiconductors, said. “We’ll continue focusing on the measures we believe help enhance our competitiveness in shifting market conditions,” he added.

Measures that can help create the conditions necessary for obtaining sustainable profitable growth include a continued focus on key account customers, a broad product portfolio, bringing Nexperia solutions to market, and the division’s capital efficient approach to manufacturing. Philips will also report that demand for Connected Consumer applications — those that enable consumers to access and share content easily — is expected to exceed general demand for semiconductors.

As the Semiconductors business continues to focus its R&D spending on Nexperia and emerging technologies, such as Near Field Communication (NFC), the division will continue to draw on the strengths of Philips Research in developing advanced technologies with potential business opportunities and in supporting technology standards.

A webcast of the Semiconductors & Technology Financial Analysts Day begins at 10.00 CET and can be followed at www.philips.com/investor. At 16.30 CET, a press briefing on the subjects covered in the morning will also be webcast. To follow the press briefing, please visit www.philips.com/webcast.

Jayson Otke
Philips Corporate Communications
Tel.: +31 20 5977215
Email: jayson.otke@philips.com

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. With activities in the three interlocking domains of healthcare, lifestyle and technology and 165,600 employees in more than 60 countries it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

Safe harbour statement

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Friday, October 01, 2004

Philips and Procter & Gamble announce alliance introducing the Intelliclean system from Philips’ Sonicare® and Crest®

Amsterdam, The Netherlands, Seattle, United States — In an alliance of two major oral care brands, Royal Philips Electronics (NYSE: PHG) and Procter & Gamble (NYSE: PG) today announced the IntelliClean System from Philips’ Sonicare and Crest, the first integrated power toothbrush and liquid toothpaste dispensing system designed for a deep clean that’s one step closer to the results of daily flossing.

The combination of Philips’ Sonicare’s patented sonic technology and high-speed bristle motion coupled with specially formulated Crest liquid toothpaste creates a dynamic fluid cleaning action that drives the cleaning ingredients between teeth and along the gum line. The IntelliClean System will reach retail stores in the spring of 2005.

“Philips’ Sonicare is personally used and recommended by more dental professionals than any other power toothbrush brand,” said Conrad Smits, Senior Vice President, Philips DAP and Chief Executive Officer, Philips Oral Healthcare, Inc. “This alliance with Procter & Gamble brings together the best teams in the oral health industry for an initiative that takes oral care technology to a new level of oral care benefits.”

“We are always looking for new ways to bring meaningful innovations to consumers and the IntelliClean System combines the technology and experience of two leading oral care brands, Procter & Gamble and Philips Oral Healthcare,” said Ayman Ismail, General Manager, Global Oral Care at Procter & Gamble. “As we continue to look for new business models to provide healthy, beautiful smiles for life, this alliance with Philips Oral Healthcare underscores our commitment to consumers.”

How the IntelliClean System Works

The new IntelliClean System dispenses the liquid Crest toothpaste directly onto the brush head. Philips’ Sonicare’s patented sonic technology and high-speed bristle motion liquefies the specially formulated Crest toothpaste to create a dynamic cleaning action. This drives powerful cleaning ingredients between teeth and along the gum line — providing a deep clean that’s one step closer to daily flossing. For targeted removal of bacteria at and in between the back teeth, users can reapply toothpaste during brushing.

The IntelliClean System is proven to reduce gingivitis and promote healthy gums. The IntelliClean System has also been proven to remove significantly more plaque between the teeth and at the gum line compared to a standard manual toothbrush and conventional toothpaste.

The IntelliClean System also incorporates Philips’ Sonicare consumer-friendly features, some of which include:

•	A two-minute Smartimer® to ensure consumers get the best possible results by brushing for the dental professional-recommended two minute brushing time.

•	A Quadpacer® to signal every 30 seconds to move to another mouth quadrant, ensuring thorough cleaning in all areas of the mouth.

•	An Easy-Start® feature to allow for gentle increases in brushing power over first 14 uses, helping users get accustomed to power toothbrushing.

•	Dual Speed control for high and low speed settings.

In addition, the unique design of the brush ensures a gentle, yet effective bristle motion on the teeth and the gums.

Dental professionals will begin offering the IntelliClean System from Philips’ Sonicare and Crest — as early as October 2004 after launching the product at the American Dental Association (ADA) show. Consumers can find more information about the new product by calling + 1 800 682 7664 or visiting www.intellicleansystem.com. The IntelliClean System retail model will be available on store shelves, starting in the spring of 2005.

Andre Manning Senior Press Officer
Philips Corporate Communications
Tel +31 20 5977199

Graeme Slattery Philips Electronics North America
Tel.: + 1 212 536-0872
Email: graeme.slattery@philips.com

Lauren Miller DeVries Public Relations
Tel +1 21 28 91 04 78
email lmiller@devries-pr.com

Bryan McCleary Procter & Gamble
Tel +1 51 36 22 08 66
email mccleary.be@pg.com

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. With activities in the three interlocking domains of healthcare, lifestyle and technology and 165,600 employees in more than 60 countries it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

About Procter & Gamble

Two billion times a day, P&G brands touch the lives of people around the world. The company has one of the largest and strongest portfolios of trusted, quality brands, including Actonel®, Asacol®, Macrobid®, Prilosec OTC™, Pampers®, Tide®, Ariel®, Always®, Whisper®, Pantene®, Bounty®, Iams®, Crest®, and Olay®. The P&G community consists of nearly 98,000 employees working in almost 80 countries worldwide. Please visit www.pg.com for the latest news and in-depth information about P&G and its brands.

Thursday, October 07, 2004

Philips to sell Polish television assembly factory to Jabil Circuit

Kwidzyn, Poland — Royal Philips Electronics (NYSE: PHG, AEX: PHI) announced today its plan to sell its Polish television assembly plant to global electronics manufacturer Jabil Circuit, Inc (NYSE: JBL).

Located in Kwidzyn, Poland, the CRT television facility is one of six Philips production facilities located in Poland, and is known as Philips Consumer Electronics Industries Poland (PCEIP). Jabil will continue production assembly for Philips from the facility, which complements a Kwidzyn PCB manufacturing production facility Jabil acquired from Philips in 2002.

The sale of the plant is part of the Business Renewal Program of Philips Consumer Electronics, which is designed to strengthen Philips global competitive position by simplifying the organization and lowering costs.

The proposed transaction, subject to approval of the relevant regulatory authorities, is expected to conclude in November 2004.

Nanda Huizing Philips Consumer Electronics
Tel.: +31 653157884
Email: nanda.huizing@philips.com

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 29 billion in 2003. With activities in the three interlocking domains of healthcare, lifestyle and technology and 165,600 employees in more than 60 countries it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

Safe harbour statement

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.